UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of June 2026

Commission File Number: 001-41709

SEALSQ CORP

(Exact Name of Registrant as Specified in Charter)

N/A

(Translation of Registrant’s name into English)

British Virgin Islands	Avenue Louis-Casaï 58 1216 Cointrin, Switzerland	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Address of principal executive office)	(I.R.S. Employer Identification No.)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F        ☐ Form 40-F

On June 2, 2026, SEALSQ Corp (NASDAQ: LAES) (the “Company” or “SEALSQ”) announced two strategic acquisitions to advance the Company’s post-quantum security capabilities and complete the quantum interconnect layer of its Quantum Sovereign Vertical Stack.

WeCan

SEALSQ announced that it has acquired a majority equity stake in WeCan Group (“WeCan”), a Swiss technology company that provides compliance and client data management solutions to leading private banks and financial institutions. This follows an initial 28% equity stake acquired one year ago. As part of the transaction, SEALSQ will invest CHF 5 million to accelerate WeCan’s development and support the deployment of next-generation compliance solutions and post-quantum financial security infrastructure for the global financial industry.

Miraex

The Company announced the completion of its acquisition of 100% of the issued share capital of Miraex SA (“Miraex”), a developer of photonics-based quantum interconnect solutions headquartered at the EPFL Innovation Park in Ecublens, Switzerland.

The acquisition completes the quantum interconnect layer of the Company’s Quantum Sovereign Vertical Stack, providing the critical link between quantum computing hardware and quantum communication networks. As a result, the Company can deliver secure, space-grade quantum connectivity for its Quantum Orbital Space Cloud (“QOSC”) program.

This report contains forward-looking statements within the meaning of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. Statements that are not statements of historical fact, including statements regarding the Company’s plans, objectives, expectations, intentions, and beliefs, may be identified by words such as “intend,” “accelerate,” “aim,” “designed to,” “plan,” “will,” and similar expressions. Forward-looking statements in this report include, but are not limited to, statements regarding Company’s business strategy, the expected benefits of the Miraex acquisition, the anticipated capabilities of Miraex’s technology, the Company’s Quantum Sovereign Vertical Stack and QOSC program, the anticipated benefits of SEALSQ’s majority investment in WeCan, the planned investment of CHF 5 million and the expected use of proceeds, and any other statements that are not historical facts. These statements are based on management’s current expectations and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied, including the Company’s ability to successfully integrate Miraex and realize anticipated synergies; the Company’s ability to successfully integrate WeCan’s operations; the ability to realize the anticipated benefits of the WeCan investment; the development and market acceptance of post-quantum security technologies; changes in regulatory requirements affecting financial institutions; competition in the cybersecurity, compliance technology, and digital identity markets; market demand and semiconductor industry conditions; the Company’s ability to continue beneficial transactions with material parties, including a limited number of significant customers; and the risks discussed in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statements contained herein as a result of new information, future events, or otherwise.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the registration statement on Form F-3 of the Company (File No. 333-290963), as amended, and the registration statement on Form S-8 of the Company (File No. 333-287139), and into the base prospectus and any prospectus supplement outstanding under each of the foregoing registration statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 4, 2026	SEALSQ CORP

	By:	/s/ Carlos Moreira
		Name:	Carlos Moreira
		Title:	Chief Executive Officer

	By:	/s/ John O'Hara
		Name:	John O’Hara
		Title:	Chief Financial Officer

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